Exhibit (a)(1)(xxxviii)

VOLUNTARY CONDITIONAL CASH OFFER

Offer Declared Unconditional



by

Singapore Technologies Semiconductors Pte Ltd
("STSPL" or the "Offeror")
(Incorporated in Singapore)
(Co. Reg. No.: 199503003D)

a wholly-owned subsidiary of
Temasek Holdings (Private) Limited
(Incorporated in Singapore)
(Co. Reg. No.: 197401143C)

for

STATS ChipPAC Ltd.

(Incorporated in Singapore)
(Co. Reg. No.: 199407932D)

Financial adviser to Singapore Technologies Semiconductors Pte Ltd
Goldman Sachs (Singapore) Pte.
(Incorporated in Singapore)
(Co. Reg. No.: 198602165W)

The Offer has been declared **unconditional** in all respects.
As of 24 April 2007, acceptances have been received resulting in STSPL and its concert parties holding approximately 71.7% of the outstanding Ordinary Shares and approximately 61.6% of the maximum potential issued share capital of STATS ChipPAC.
All other conditions of the Offer have been satisfied.

The Offer will remain open until

5.30 p.m. (Singapore time)
5.30 a.m. (New York time)

on

30 April 2007

or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

STSPL will pay a Higher Offer Price of S$1.88 per Ordinary Share or S$18.80 per ADS to all shareholders who accept the Offer, regardless of when their Ordinary Shares or ADSs are tendered on or prior to the final closing date of the Offer, if Ordinary Shares and ADSs tendered into the Offer result in STSPL owning at least 90% of the outstanding Ordinary Shares in STATS ChipPAC as at the final closing date of the Offer (other than those owned by STSPL, its related corporations and their nominees as at the commencement of the Offer).

All STATS ChipPAC shareholders are advised to refer to pages 72 to 74 of the Offer to Purchase for the possible effects of the Offer on their Ordinary Shares and ADSs. They are also advised to refer to the announcement dated 13 April 2007 on the Offer being declared unconditional in all respects which is available on the website of SGX-ST at www.sgx.com for further information. For the latest information regarding levels of acceptances of the Offer, all STATS ChipPAC shareholders should also refer to announcements on the website of SGX-ST.

If you have questions about the Offer, please call Goldman Sachs at **1800 889 2638** from 9 a.m. to 6 p.m.

Unless otherwise defined herein, all terms and references used in this announcement are defined or construed in the Offer to Purchase dated 16 March 2007 issued by the Offeror.

Cautionary Note: This announcement does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, to all holders of ordinary shares, ADSs and certain convertible notes of STATS ChipPAC, subject to compliance with applicable laws. Holders of such securities of STATS ChipPAC are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com and on the website of the SEC at www.sec.gov. The options proposal is being made only pursuant to a letter to all holders of options dated 16 March 2007, as supplemented by a letter to all holders of options dated 9 April 2007, which are available on the website of the SGX-ST and the website of the SEC.

The directors of the Offeror (including any who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC, its subsidiaries and associated companies), the sole responsibility of the directors of the Offeror has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this announcement.